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                             May 6, 2022

       George J. Leimer
       Chief Executive Officer
       RSE Collection, LLC
       250 Lafayette Street, 2nd Floor
       New York, NY 10012

                                                        Re: RSE Collection, LLC
                                                            Post Qualification
Amendment No. 16 to Form 1-A
                                                            Filed April 13,
2022
                                                            File No. 024-11584

       Dear Mr. Leimer:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post Qualification Amendment No. 16 to Form 1-A filed April 13, 2022

       General

   1. Please refer to the comments in our letter dated May 6, 2022 on your post qualification amendment no. 15 to
this Form 1-A. Please note that the comments also apply to post-
                                                        qualification amendment
no. 16.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 George J. Leimer
RSE Collection, LLC
May 6, 2022
Page 2

       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameGeorge J. Leimer                      Sincerely,
Comapany NameRSE Collection, LLC
                                                        Division of Corporation
Finance
May 6, 2022 Page 2                                      Office of Trade &
Services
FirstName LastName